SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 5)

CCC Information Services Group Inc.

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

12487Q198

(CUSIP Number)

COPY TO:

Tami E. Nason, Esq.	Larry Jordan Rowe, Esq.
White River Ventures, Inc.	Ropes & Gray LLP
c/o Charlesbank Capital Partners, LLC	One International Place
200 Clarendon Street, 54th Floor	Boston, MA 02110
Boston, MA 02116	(617) 951-7407
(617) 619-5466

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 10, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:    ☐

SCHEDULE 13D

CUSIP No. 12487Q198	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). White River Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power —
9. Sole Dispositive Power 0
10. Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No.. 12487Q198	Page 3 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). White River Ventures, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power —
9. Sole Dispositive Power 0
10. Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) OO

AMENDMENT NO. 5 TO SCHEDULE 13D

CCC Information Services Group Inc.

This Amendment No. 5 hereby amends the initial Schedule 13D filed on December 21, 2001, Amendment No. 1 to the initial Schedule 13D filed on July 7, 2003, Amendment No. 2 to the initial Schedule 13D filed on March 26, 2004 and Amendment No. 3 to the initial Schedule 13D filed on September 13, 2004 and Amendment No. 4 to the initial Schedule 13D filed on September 21, 2005.

Each capitalized term used but not defined in this filing shall have the same meaning as the definition of that term in White River Corporation’s and White River Ventures, Inc.’s previous Schedule 13D filings.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by appending the following to the end of the Item 4 disclosure:

Pursuant to the Merger Agreement, on February 10, 2006, Sub merged with and into the Issuer and each outstanding share of Common Stock was converted into the right to receive $26.50 in cash. As a result, 5,013,461 shares of Common Stock beneficially owned by White River Ventures, Inc., a subsidiary of White River Corporation (which includes 153,050 shares acquired as a result of a cashless exercise of a warrant to acquire 193,618 shares on December 21, 2005) were converted into the right to receive $26.50 in cash per share.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by adding the following, which amends and restates, in its entirety, the current beneficial ownership of the Common Stock by White River Corporation and White River Ventures, Inc.:

As of February 10, 2006, White River Corporation and White River Ventures, Inc. are the beneficial owners of 0 shares of Common Stock, representing 0.0% of the Common Stock. Effective February 10, 2006, White River Corporation and White River Ventures, Inc. ceased to be the beneficial owners of more than five percent of the Common Stock.

On December 21, 2005, White River Ventures, Inc., a subsidiary of White River Corporation, exercised in full a warrant it held to acquire 193,618 shares of the Issuer’s Common Stock at a price of $5.50 per share. 40,658 shares were withheld by the Issuer to enable White River Ventures, Inc. to pay the exercise price of the warrant through a cashless net exercise.

Page 4 of 5 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

WHITE RIVER CORPORATION

By:          /s/    Tami E. Nason

        Name: Tami E. Nason

        Title: Authorized Signatory

Dated: February 14, 2006

WHITE RIVER VENTURES, INC.

By:          /s/    Tami E. Nason

        Name: Tami E. Nason

        Title: Authorized Signatory

Page 5 of 5 Pages